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                                                                     99.a(1)(iv)

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                               Acadia Realty Trust

                           Offer to Purchase for Cash
              Up to 4,784,615 Common Shares of Beneficial Interest
           (including common units of limited partnership interests in
                             Acadia Realty Limited
                Partnership convertible into Acadia Realty Trust
                     Common Shares of Beneficial Interest)
              at a Purchase Price not Greater than $6.50 Nor Less
                       Than $6.05 for Each of The Shares

                                                              December 20, 2001

To Brokers, Dealers, Commercial Banks,
Trust Companies and Other Nominees:

   Acadia Realty Trust, a Maryland real estate investment trust ("Acadia" or the "Company"), is commencing a modified "Dutch auction" tender offer to purchase for cash up to 4,784,615 Common Shares of Beneficial Interest (including common units of limited partnership interest convertible into our common shares) ("Shares"), at a price not greater than $6.50 nor less than $6.05 for each of the Shares and upon the terms and subject to the conditions set forth in the Offer to Purchase dated December 20, 2001, and in the related Letter of Transmittal (which together constitute the "Offer").

   Pursuant to the Dutch auction process, the Company will determine a single price for each of the Shares (not greater than $6.50 nor less than $6.05) (the "Purchase Price") that it will pay for Shares validly tendered pursuant to the Offer, taking into account the number of Shares so tendered and the prices specified by tendering holders of the Shares. The Company will select the Purchase Price not greater than $6.50 nor less than $6.05 for each of the Shares which will allow it to buy 4,784,615 Shares (or such lesser number of Shares as are validly tendered) pursuant to the Offer. All Shares validly tendered at prices at or below the Purchase Price will be purchased at the Purchase Price, net to the seller in cash, upon the terms and subject to the conditions of the Offer, including its Odd Lot "priority", proration and conditional tender provisions. The Company will return all other Shares, including Shares tendered at prices greater than the Purchase Price and Shares not purchased because of proration or the conditional tender procedures, without expense to the shareholders. See Section 1 of the Offer to Purchase.

   If, prior to January 22, 2002, the "Expiration Date," more than 4,784,615 Shares (or such greater number of Shares as the Company may elect to purchase) are validly tendered, the Company will, upon the terms and subject to the conditions of the Offer, accept Shares for purchase first from Odd Lot Owners (as defined in Section 2 of the Offer to Purchase) who validly tender all of their Shares at or below the Purchase Price, and then on a pro rata basis, if necessary, from all other holders of Shares whose Shares are validly tendered at or below the Purchase Price.

   The Offer is not conditioned upon any minimum number of Shares being tendered. The Offer is, however, subject to certain other conditions set forth in the Offer. See Section 7 of the Offer to Purchase.

   WE URGE YOU TO CONTACT YOUR CLIENTS AS PROMPTLY AS POSSIBLE. THE OFFER, PRORATION PERIOD AND WITHDRAWAL RIGHTS EXPIRE AT 11:59 P.M., NEW YORK CITY TIME, ON JANUARY 22, 2002, UNLESS THE OFFER IS EXTENDED.

   For your information and for forwarding to your clients for whom you hold Shares registered in your name or in the name of your nominee, we are enclosing the following documents:

   1. Offer to Purchase, dated December 20, 2001;

   2. Letter to Clients which may be sent to your clients for whose accounts you hold Shares registered in your name or in the name of your nominee, with space provided for obtaining such clients' instructions with regard to the Offer;

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   3. Letter, dated December 20, 2001, from Kenneth F. Bernstein, President and Chief Executive Officer of the Company, to holders of the Shares;

   4. Letter of Transmittal for your use and for the information of your clients;

   5. Notice of Guaranteed Delivery to be used to accept the Offer if certificates for Shares are not immediately available, or if the procedure for book-entry transfer cannot be completed on a timely basis; and

   6. Substitute Form W-9 guidelines.

   No fees or commissions will be payable to brokers, dealers or any other persons for soliciting tenders of Shares pursuant to the Offer. The Company will, however, upon request, reimburse you for customary mailing and handling expenses incurred by you in forwarding any of the enclosed materials to the beneficial owners of Shares held by you as a nominee or in a fiduciary capacity. The Company will pay or cause to be paid any stock transfer taxes on its purchase of Shares, except as otherwise provided in Instruction 7 of the Letter of Transmittal.

   In order to take advantage of the Offer, a duly executed and properly completed Letter of Transmittal and any other required documents should be sent to the Depositary with either certificate(s) representing the tendered Shares or confirmation of their book-entry transfer, all in accordance with the instructions set forth in the Letter of Transmittal and the Offer to Purchase.

   As described in Section 3 of the Offer to Purchase, tenders may be made without the concurrent deposit of Shares certificates or concurrent compliance with the procedure for book-entry transfer, if such tenders are made by or through a broker or dealer which is a member firm of a registered national securities exchange or the National Association of Securities Dealers, Inc. or a commercial bank or trust company having an office, branch or agency in the United States which is a member of one of the Stock Transfer Association's approved medallion programs (such as the Securities Transfer Agents Medallion Program, the New York Stock Exchange Medallion Signature Program or the Stock Exchange Medallion Program). Certificates for Shares so tendered (or a confirmation of a book-entry transfer of such Shares into the Depositary's account at the "Book-Entry Transfer Facility," as described in the Offer to Purchase), together with a properly completed and duly executed Letter of Transmittal and any other documents required by the Letter of Transmittal, must be received by the Depositary within three New York Stock Exchange trading days after timely receipt by the Depositary of a properly completed and duly executed Notice of Guaranteed Delivery.

   Any inquiries you may have with respect to the Offer should be addressed to the Information Agent at its address and telephone number set forth on the back cover page of the Offer to Purchase. Additional copies of the enclosed material may also be obtained from the Information Agent.



                                      Very truly yours,


                                      /s/ Kenneth F. Bernstein
                                      ------------------------

                                      Kenneth F. Bernstein
                                      President and Chief Executive Officer





   NOTHING CONTAINED HEREIN OR IN THE ENCLOSED DOCUMENTS SHALL CONSTITUTE YOU AS AN AGENT OF THE COMPANY, THE INFORMATION AGENT OR THE DEPOSITARY, OR AUTHORIZE YOU OR ANY OTHER PERSON TO USE ANY DOCUMENT OR MAKE ANY STATEMENT ON BEHALF OF ANY OF THEM IN CONNECTION WITH THE OFFER OTHER THAN THE ENCLOSED DOCUMENTS AND THE STATEMENTS CONTAINED THEREIN.